

July 28, 2010

Kosta N. Kartsotis
Chief Executive Officer
Fossil, Inc.
2280 N. Greenville Avenue
Richardson, Texas 75082

> **Re:** **Fossil, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 3, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **File No. 000-19848**

Dear Mr. Kartsotis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies and Estimates, page 44

Impairment of Goodwill and Trade Names, page 45

1. Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of

goodwill as well as the risks that additional charges may be required in future periods. Refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 33-8350. For example, disclose exactly when you perform the annual impairment test in the fourth quarter and identify the reporting unit at which you test goodwill for impairment. In addition, you should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should provide:

- the percentage by which the fair value of the reporting unit exceeded carrying value as of the date of the most recent test;
- a description of the methods and key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible if the valuation model assumes recovery from a business downturn within a defined period of time; and
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2. We note your impairment discussion with respect to indefinite lived trade names. However, your disclosures do not provide any insight into the potential for further impairment charges. Given the significant amount of your indefinite lived trade names and to enhance your disclosures for transparency, please revise to include a summary of your significant trade names and the percentage by which their fair values exceeded recorded values.

Results of Operations, page 50

3. You provide a discussion of the various business reasons behind the change of net sales from the prior year. However, in circumstances where there are more than one driver behind the change, you should quantify the incremental impact of each individual driver in your discussion so as to enable investors to better understand your performance. For example, you indicate that the net sales decline in your European wholesale segment during fiscal year 2009 was primarily the result of sales volume declines in your core watch and jewelry businesses of 9.4% and 16.1%, respectively. While this information is helpful, you do not quantify the actual net sales change for your watch and jewelry business. Further, we note your disclosures that your leather business increased 18.5% during fiscal 2009 without specific quantification of the actual leather net sales resulting from volume or price changes. In this regard, please quantify by brand and business the actual net sales and the increase resulting from volume or price changes to provide a more complete picture of the variability of your net sales. Refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements, page 69

Note 7. Derivatives and Risk Management, page 80

4. We note your disclosures of the use of foreign currency forward contracts to hedge the various future intercompany inventory payments and that the contracts closely match the terms of the underlying transaction for hedge accounting treatment. Please explain to us and disclose in more detail your hedge strategy when you designate the hedge instruments with the underlying hedged transactions. In addition, please tell us and disclose how you assess the effectiveness of your cash flow hedges.

Note 16. Major Customer, Segment and Geographic Information, page 98

5. Please provide the revenue disclosures by product as required by FASB ASC 280-50-40.

Schedule II, page 110

6. Please explain to us why your bad debt allowance has been increasing for the past three fiscal years. In this regard, we note ending reserve balances of $9,923,000 $13,364,000 and $15,963,000 for the fiscal years ended 2007, 2008, and 2009, respectively. Please be detailed in your analysis.

Exhibits, page 111

7. It appears that exhibit 10.13, the Loan Agreement with Wells Fargo Bank dated September 23, 2004, does not include Exhibits A and B. Please advise or refile a complete copy of this agreement with your next periodic report.

Definitive Proxy Statement on Schedule 14A filed April 15, 2010

Compensation Discussion and Analysis, page 21

Compensation Program Objectives and Philosophy, page 21

8. We note your disclosure in the last paragraph in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach that conclusion.

Use of Performance Rating, page 22

9. We note your disclosure that quantitative and qualitative measures are analyzed to determine the performance rating for each executive officer, which is then used to calculate the elements of compensation. Please describe in greater detail the measures analyzed for each executive officer in fiscal 2009, and disclose how they resulted in the

"exceeds expectations" performance rating for each executive officer. See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive Opportunities, page 25

10. We note your disclosure that in fiscal 2009 you exceeded your maximum operating income target and 100% of the Named Executive Officer's eligible bonus amount based on their performance rating was paid in 2010. Please tell us why you have not reflected these bonuses under the non-equity incentive plan compensation column in the summary compensation table for fiscal 2009, since it appears that these bonuses were earned in fiscal 2009. See Instruction 4 to Item 402(c) of Regulation S-K.

11. Please quantify the fiscal 2009 annual cash incentive bonus for each executive officer and disclose how it was calculated. In your response, please also disclose the performance rating, quantify the actual operating income achieved, and describe the formula applied to calculate each executive officer's bonus. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Retention and Incentive Equity Awards, page 26

12. Please disclose in greater detail the factors taken into consideration in determining the number of restricted stock and stock appreciation rights granted to each named executive officer, and explain how the award amounts were determined for fiscal 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551- 3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Garrett A. DeVries
        Haynes and Boone, LLP